Exhibit 99.1

Allot Communications Appoints Ran Fridman as New
EVP Global Sales

Ex-head of Nokia worldwide LTE sales joins Allot to boost the company's reach and deliver greater value to a wider range of global customers

May 4, 2017 – Hod Hasharon, Israel – Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading provider of security and monetization solutions that enable enterprises and service providers to protect and personalize the digital experience, announced today it has appointed Ran Fridman as its new Executive Vice President of Global Sales. Mr. Fridman will lead Allot's worldwide sales and presales activities.

"Ran brings to Allot a wealth of both sales and business leadership experience," said Erez Antebi, President and CEO, Allot Communications.  "I believe he is the right person to complement our management team, and will be instrumental in leading our sales efforts and expanding our strong customer base. I am confident that under Ran's leadership, Allot will be able to better serve its customers, focus on its growth engines and deliver more value to an increasing range of customers' networks."

Mr. Fridman spent more than 12 years at Nokia Siemens Networks (NSN), where he held numerous senior management, sales and sales support positions, including head of worldwide LTE sales, head of worldwide sales of NSN's packet core and reseller business, and head of pre-sales for the fixed access division.

Mr. Fridman moved from Nokia to Flash Networks, a provider of mobile internet optimization and monetization solutions, where he led worldwide sales and customer services. Then, and just prior to joining Allot, he was the Chief Business Officer of eVolution Networks, an AI based energy efficiency solutions provider.

Mr. Fridman holds a B.A. degree in Computer Science. He assumes his role effective immediately.

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About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading provider of security and monetization solutions that enable enterprises and service providers to protect and personalize the digital experience. Allot's flexible and highly scalable service delivery framework leverages the intelligence in data networks enabling enterprises and service providers to get closer to their customers; to safeguard network assets and users; and to accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the datehereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Allot Communications
Sigalit Orr | Director of Marketing Communications and Analyst Relations
+972.9.761.9171| sorr@allot.com

Red Lorry Yellow Lorry for Allot Communications
US – Justin Ordman
+1 617 237 0922
UK – Emma Davies
+44 (0)20 7403 8878
allot@rlyl.com